UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)of the Securities Exchange Act of 1934

(Amendment No. 1)

Riviana Foods Inc.

(Name Of Subject Company (Issuer))

EBRO PULEVA PARTNERS G.P.
EBRO PULEVA S.A.
HERBA FOODS S.L.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

769536103
(CUSIP Number of Class of Securities)

Jaime Carbó Fernández
Chief Financial Officer
Ebro Puleva S.A.
Calle Villanueva 4
28001 Madrid
Spain
Telephone: +34 902 10 20 31
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Douglas L. Getter, Esq.
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Telephone: +44 (0)20 7456 6000

CALCULATION OF FILING FEE

Transaction Valuation(1) $403,334,945	Amount of Filing Fee(2) $51,103

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 14,529,823 shares of common stock of Riviana Foods Inc. (“Riviana”) outstanding as of July 23, 2004 and (ii) in-the-money exercisable options to purchase an aggregate of 1,133,670 shares of common stock of Riviana as of July 23, 2004 at a purchase price of $25.75 per share. The calculation of the filing fee is based upon Riviana’s representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of July 23, 2004.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,103
Filing Party: Ebro Puleva Partners G.P., Ebro Puleva S.A. and Herba Foods S.L.
Form or Registration No.: Schedule TO
Date Filed: July 30, 2004

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information
SIGNATURES

SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 30, 2004 by Ebro Puleva Partners G.P. (“Ebro Puleva Partners”), a Delaware general partnership, and a direct and indirect wholly-owned subsidiary of Ebro Puleva S.A. (“Ebro Puleva”), a sociedad anónima organized under the laws of Spain, Ebro Puleva and Herba Foods S.L., a sociedad limitada organized under the laws of Spain, relating to the offer by Ebro Puleva Partners to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Riviana Foods Inc., a Delaware corporation, at a purchase price of $25.75 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 11. Additional Information

     The information set forth under “THE TENDER OFFER — Section 16 — Required Regulatory Approvals; General” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended and supplemented to include the following:

     “On August 10, 2004, the waiting period applicable to the Offer under the HSR Act expired, and neither the FTC nor the Antitrust Division has requested additional information or documentary material in connection therewith. Accordingly, the condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer relating to the expiration of the applicable HSR Act waiting period, has been satisfied.”

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EBRO PULEVA PARTNERS G.P.
By:	EBRO PULEVA S.A.,
its General Partner

By:	/s/ ANTONIO HERNÁNDEZ CALLEJAS
	Name:	Antonio Hernández Callejas
	Title:	Chief Executive Officer

EBRO PULEVA S.A.
By:	/s/ ANTONIO HERNÁNDEZ CALLEJAS
	Name:	Antonio Hernández Callejas
	Title:	Chief Executive Officer

HERBA FOODS S.L.
By:	/s/ ANTONIO HERNÁNDEZ CALLEJAS
	Name:	Antonio Hernández Callejas
	Title:	Director

Dated: August 11, 2004